EXHIBIT 99.1

Osisko Development Launches Fully-Funded 70,000-Meter Exploration Drilling Campaign Targeting New Discoveries at Cariboo Gold Project

HIGHLIGHTS1

  Fully-funded 70,000-meter exploration drill program launched with two drill rigs already operating at the Cariboo Gold Project site, and ramping up to six drill rigs as the program advances through the end of 2026
  Priority exploration targets and initial planned drilling:
    Cariboo Deep (~10,000 m, 11 holes) – targeting areas at depth beneath the existing deposit within the permitted Cariboo Gold Project mine plan boundary. Total existing mineral reserves and resources at CGP include 2.07 Moz Au of probable reserves (17.8 Mt at 3.62 g/t Au), 1.61 Moz Au of measured and indicated resources (17.4 Mt at 2.88 g/t Au) and 1.86 Moz Au of inferred resources (18.8 Mt at 3.09 g/t Au)2
    Proserpine Mountain (~20,000 m, >30 holes) – high-priority regional exploration target to the southeast along strike from the Cariboo deposit area with open-pit potential
    Barkerville Mountain – located immediately southeast along strike of the Cariboo deposit
    Other targets and drill meters to be defined and informed by exploration success
  Preliminary exploration progress update expected to be provided in Q2 2026

MONTREAL, Dec. 08, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce it has commenced a multi-faceted fully-funded 70,000-meter exploration drilling campaign aimed at targeting new discoveries at the Company's permitted, 100%-owned Cariboo Gold Project ("CGP" or the "Project"), located in central British Columbia ("B.C."), Canada.

Chris Lodder, President, stated, "We're keen to launch a solid exploration program at the Cariboo project that will have multiple exploration drill rigs operating through the end of 2026 across Proserpine, Barkerville Mountain, Cariboo Deep and other regional exploration targets. Importantly, many of these prospects are within a stone's throw of the existing Cariboo deposit and exploration drilling below the existing Cariboo deposit offers an opportunity to set the stage for potential resource growth at depth beyond currently defined mineral resources within the permitted footprint. These opportunities reflect the vast exploration potential of the underexplored Cariboo Gold trend, and we look forward to keeping our shareholders updated as these efforts are advanced throughout 2026."

This program will follow a two-phase approach with phase one consisting of key priority targets:

  Cariboo Deep (directly below CGP deposit): ~10,000 meters ("m") in 11 initial planned drill holes greater than 800 m in length, that are designed to test the potential for vein corridor extensions of the existing Cariboo Gold deposit down to a vertical depth of 800 m. The current mineral resources and reserves are drill tested to an average depth of 350 m below surface.
    Objective: Designed to test the at depth potential extension of the existing CGP mineral resources and reserves.
  Proserpine Mountain (~4-10 km from CGP deposit): ~20,000 m in >30 holes including phase one exploration and high-priority infill stage drilling across a target area (Warspite) ~10 kilometers ("km") on strike to the southeast from the Cariboo deposit. Previous drilling completed at Proserpine to date totals ~10,500 m over 25 holes and suggests the presence of a potential open-pit target that may be larger in width and strike than the Cariboo deposit, based on known constraints.
    Objective: Complete initial drilling stages at the Warspite target to enable phase 1 infill program to begin. Complete initial exploration drilling at Victory and Wilkinson targets (Figure 1).
  Barkerville Mountain (~0-4 km from CGP deposit): Initial drilling planned across the Lowhee-KL Gap Zone and Williams Creek located directly southeast of the existing CGP mineral resources and reserves. This zone has been delineated by geochemical soil samples and analysed by geologic mapping and modelling. Systematic drilling is planned to advance southeast from the Lowhee Zone toward the KL Zone and Williams Creek target.
    Objective: Targeting new discoveries directly adjacent to the existing CGP deposit. Delineation drilling to follow on successful completion of phase 1 drilling.
  Other Regional Targets: ~10,000 m in additional drill ready priority targets at Cunningham (Cariboo-Hudson) and Yanks Peak, southeast along strike in the Cariboo Gold trend and at the southeastern extent of the parallel Lightning-Yanks trend, respectively (Figure 1). Targets are constrained by geologic mapping and surface rock sampling over areas with identified anomalous gold in soils and are ready for stage 1 exploration drilling.

Figure 1: Select Cariboo Gold regional prospect areas and drill ready priority targets for 2025/2026.2

CARIBOO GOLD DEPOSIT
2.07 Moz Probable Reserves
(17.8 Mt at 3.62 g/t)
1.61 Moz M&I Resources
(17.4 Mt at 2.88 g/t)
1.86 Moz Inferred Resources
(18.8 Mt at 3.09 g/t)
OSISKO DEVELOPMENT
CGP - 4.4 km
Lowhee-KL Gap
Williams Creek
BARKERVILLE MTN
Victory
Wilkinson
Warspite
Bell-Independence
PROSERPINE
CARIBOO GOLD TREND
ANTLER
NELSON-BURNS
LIGHTNING-YANKS TREND
NUGGET
CUNNINGHAM
Cariboo-Hudson
YANKS PEAK
Crystal
Jim
Snowshoe
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30 km
Drill Area
Planned Meters*
Cariboo Deep
~10,000
Proserpine
~20,000
Barkerville Mountain
TBD
Cunningham (Cariboo Hudson)
TBD
Yanks Peak
TBD
*Meters may be added or realocated in accordance with results
Legend
Cariboo Gold Project (CGP) Deposit Footprint
Regional Prospect Areas
Drill Ready Targets
Phase I Exploration
Phase II Exploration
Infill Stage
N
5 km

CARIBOO DEEP

The defined limit of the existing Cariboo Gold mineral resources and mineral reserves reflect limitation imposed by local topography and the practical depth of surface drills for achieving intercept spacing required for a mineral resource estimate, which is approximately 350 m vertical on average. Structural mapping and geologic modelling indicate that host tectonostratigraphic units extend to greater depth and high-grade intercepts from existing limited deep drilling completed to date confirm the prospectivity for continuity of mineralization (Figure 2).

The aim of the Cariboo Deep program is to demonstrate that the current mineral resource estimate for the Cariboo Gold Project remains open for a minimum additional 300 m vertical depth. The program consists of a minimum 10,000 m of surface diamond drilling with a series of holes collared along the length of current mineral resource with initial target depths of 800 m on average. It will also target under-tested gap areas between defined deposit zones, where historic mining was observed. Any potential depth extension of the current mineral resource would require additional infill drilling from future underground development areas to delineate a mineral resource estimate in such areas.

Figure 2: Northeast-facing long-section with the existing CGP mineral resources and mineral reserves, selected highlights from existing deep drilling, and the target domain for the Cariboo Deep drilling program.

PROSERPINE MOUNTAIN

The Proserpine Mountain ("Proserpine") prospect area represents a group of targets that are further southeast of Barkerville Mountain along-strike within the Cariboo Gold Trend. The roughly 6 km-long strike length of the Proserpine prospect is separated from the greater Barkerville Mountain domain (Lowhee Zone, KL Zone and Williams Creek target) by the North-South trending post-mineralization Williams Creek Fault and is bound to the South-East the post-mineralization Grouse Creek Fault. Mineralization style and controls observed at Proserpine appear to be similar to those in the Cariboo Gold deposit area, with high gold-grade intercepts associated with quartz-pyrite to polymetallic (pyrite+/-galena+/-arsenopyrite) quartz veins.

Several individual target areas within Proserpine were identified and prioritized following completion of previous field work. Priority ranking and targeting strategies considered: available historical drilling data, lithologic, structural, vein, and mineralization mapping and interpretation, along with gold and multi-element data from surface rocks and soils. The four main targets Warspite, Bell-Independence, Wilkinson and Victory are shown in Figure 3.

An infill grid commencing at 50 m spacing and consisting of an initial 7,500 meters is planned at Warspite with additional meters and tighter spacing to be planned in accordance with results.

Figure 3: Full strike length of the Proserpine Mountain target and the general footprints of the infill stage (Warspite) and Phase 1 (Victory / Wilkinson) and Phase 2 (Bell-Independence) exploration target areas.

OSISKO DEVELOPMENT
Victory
Wilkinson
Warspite
Bell-Independence
Target Area
Planned Meters*
Warspite ~14,000
Bell-Independence ~2,000
Wilkinson ~2,000
Victory ~2,000
*Meters may be added or realocated in accordance with results
Diamond Drill Collar (2018-2020)
Drillhole Traces
Composites > 5.0 g/t Au
Drill Ready Targets
Phase I Exploration
Phase II Exploration
Infill Stage
BC Minfile Occurrences
Au-quartz veins
Polymetallic veins Ag-Pb-Zn+/-Au
Fault
Strike-parallel Shear Zone
Diorite
Undiff. Calc-Siliciclastics
Limestone
Calcareous Mafic Volcaniclastic
Calcareous Sandstone
Sandstone
Sericitic Sandstone
Siltstone
Carbonaceous Siltstone
N
1 km

BARKERVILLE MOUNTAIN (LOWHEE-KL GAP / Williams Creek)

The Lowhee-KL Gap zone at the northwest end of Barkerville Mountain is located directly southeast of the existing mineral resource estimate for the Cariboo Gold Project. It has a strike length of approximately 1.4 km extending along the host prospective sandstone package from the SE limits of Lowhee Zone to the KL Zone at the Barkerville Mountain summit. It is under drilled with a significant portion completely untested. Anomalous gold in soil is consistent along the target sandstone package within the BC Vein hanging wall along this strike length. Systematic fences are planned to start at 50-100 m spacing adjacent to the Lowhee Zone and to step progressively southeast toward KL. This zone is delineated by geochemical soil samples and analysed by geologic mapping and modelling. Further drilling is also planned at the Williams Creek target at the southeast limits of Barkerville Mountain. Previous drilling at Williams Creek (2019) included 1572 m across 4 drillholes.

OTHER REGIONAL TARGETS

Other priority regional targets that may be drilled in 2026 include Cariboo-Hudson within the greater Cunningham prospect area at the southeastern limits of the Cariboo Gold Trend, and a series of targets within the Yanks Peak prospect area of the parallel Yanks-Lightning trend.

  Cariboo-Hudson is a high-priority drill-ready target with gold-bearing quartz-vein-hosted mineralization contained within a system strike-parallel and N-S trending shear structures constrained by geologic mapping, surface geochemical sampling, and historic mine data integration. The target is approximately 20 km southeast of Proserpine along strike in the Cariboo Gold Trend as defined by historic occurrences and anomalous gold in soils (Figure 1).
  Yanks Peak is a priority prospect area defined by historic occurrences and anomalous gold in soil encompassing the southeastern portion of the ~35 km-long Lightning-Yanks trend (Figure 1).
    Structural controls on mineralization as constrained by geologic mapping and surface geochemical sampling across extensive subalpine exposures at the high-priority Jim and Crystal targets (Figure 1) are similar to those in the Cariboo Gold mineral resource area, with gold-bearing quartz veins predominantly oriented subvertical and strike-perpendicular.
    Mineralization at the third priority Snowshoe target further southeast appears to be more continuous with a mapped strike-parallel fault. It was outlined by geochemical sampling and analysed by a geologic mapping program.
    This prospect is ready for testing and planned initial exploration drilling will require a helicopter supported drill program which has been designed to minimize disturbance. A combined exploration and stratigraphic drilling program has been outlined for the Jim and Crystal targets, phase one testing of the Snowshoe target will consist of stratigraphic-oriented drilling only.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers a ~77-kilometre strike of highly prospective exploration targets extending northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.071 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.604 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.864 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Development, a "qualified person" within the meaning of NI 43-101.

End Notes (excluding tables)

  In this news release the Company uses certain abbreviations, including: meters ("m"); thousand ("k"); million ("M"); troy ounce ("oz"); metric tonne ("t"); grams per tonne ("g/t"); gold ("Au"); measured and indicated ("M&I"); second quarter ("Q2").
  The Cariboo Gold Project hosts probable mineral reserves of 2.071 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.604 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.864 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements relating to expectations regarding having sufficient funding to complete the contemplated exploration campaign; the prospectivity of exploration work across Proserpine, Barkerville Mountain, CGP Deep and other regional targets at the Cariboo Gold Project; the utility and potential impacts of exploration results (if any) on the scope and scale of the Cariboo Gold Project and overall district; the prospectivity and potential to expand mineral resources at depth below currently defined mineral resources and reserves at the Cariboo Gold Project; the exploration potential, its scale, and degree of exploration work completed on the Cariboo Gold trend; targets outside of the currently defined mineral resources; the results (if any) of exploration work to define and expand mineral resources; the results, timing, utility and significance of the proposed 70,000-meter exploration campaign (if any); the potential and prospectivity of delineating new zones and expanding existing ones; the ability and utility of exploration work (including drilling) to inform new target generation (if at all); the ability and timing (if at all) to complete future additional systematic grid infill drill programs; the interpretation and accuracy of exploration results (if at all); the ability of exploration activities (including drill results) to accurately predict mineralization; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; mineral resource category conversion; the future development and operations based on the mine plan as defined by the Cariboo Technical Report for the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of past mining activities occurring on the Company's properties; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); sustainability and environmental impacts of operations at the Company's properties; future gold prices; the costs required to advance the Company's properties; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the profitability (if at all) of the Company's operations; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024 and quarter ended September 30, 2025, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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